SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

Brasil Telecom Participações S.A. (“Brasil Telecom Participações S.A.” or “Company”) based on art. 157 of Law 6,404/76 and in compliance with CVM Instruction 358/02, complementing the Material Facts disclosed on this date, in which it reiterates that Brasil Telecom S.A.’s (“Brasil Telecom”) Extraordinary General Shareholders’ Meeting summoned for September 30, 2005 shall be effectively held, informs to the Company’s and Brasil Telecom’s Shareholders and to the market in general the following:

On September 28, 2005, Brasil Telecom disclosed Material Fact, with the purpose to “announce the full transcription proferred on September 29, 2005 by the Comissão de Meio Ambiente, Defesa do Consumidor e Fiscalização e Controle do Senado Federal, forwarded on this date by its President, Senator Leomar Quintanilha, to the Minister of the Federal Accounts Tribunal, Your Honor, Mr. Benjamin Zymler…”.

Answering such Notice which Brasil Telecom considers a “decision”, Your Honor Senator Ana Julia Carepa, effective member of the Comissão de Meio Ambiente, Defesa do Consumidor e Fiscalização e Controle do Senado Federal, forwarded Notice 389-GSAJC to Your Honor Mr. Benjamin Zymler, President of the Federal Accounts Tribunal, with content as follows:

“Mr. Minister,

I take this opportunity to send my best regards to Your Honor, as well as to demonstrate my concern regarding the Notice 106/2005-CMA, forwarded to Your Honor on 09/28/2005.

I clarify as of now, as an effective member of the Comissão de Meio Ambiente, Defesa do Consumidor e Inspeção e Controle do Senado Federal, that the suggestion forwarded by Senator Leomar Quintanilha was not a subject that was discussed by this Commission, therefore, it was ignored by its members.

Moreover, I take this opportunity to, likewise, suggest that the Extraordinary General Shareholders’ Meeting be held tomorrow (09/30/05) with the sole purpose to replace the Opportunity Group from Brasil Telecom S.A.’s Management. In effect, I see no reason for there to be any interference on the natural course of this process.

I inform Your Honor that a copy of this Notice is being forwarded in urgent basis to the same entities previously informed by Notice 106/2005, specially to the Chief Executive Officers of Brasil Telecom S.A. and Brasil Telecom Participações seeking to attend all necessary actions to maintain the summons for the Extraordinary Shareholders’ Meeting, to be held on 09/30/05.

I thank you in advance for Your Honor’s valuable attention and renew my votes of consideration and appreciation.

Senator Ana Júlia Carepa”

In light of the exposed, the Company reiterates that Brasil Telecom’s Extraordinary Shareholders’ Meeting, summoned at the request of the shareholder which holds 99% of the voting capital, to replace the Board of Directors and to appoint the Chairman and Vice-Chairman of the Collegiate, shall be held in strict accordance to the dispositions of the respective Summons Notice.

Brasília, September 29, 2005

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer